Exhibit 99.2

FORTIS INC.

Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)

Prepared in accordance with accounting principles generally accepted in the United States

F - 1

Fortis Inc.
Consolidated Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)
	March 31,	December 31,
	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$298	$269
Accounts receivable and other current assets	1,133	1,127
Prepaid expenses	76	85
Inventories	320	372
Regulatory assets (Note 5)	325	313
	2,152	2,166
Other assets	428	406
Regulatory assets (Note 5)	2,595	2,620
Capital assets	29,598	29,337
Intangible assets	1,015	1,011
Goodwill	12,261	12,364
	$48,049	$47,904

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings (Note 15)	$545	$1,155
Accounts payable and other current liabilities	1,966	1,970
Regulatory liabilities (Note 5)	479	492
Current installments of long-term debt (Note 6)	1,090	251
Current installments of capital lease and finance obligations	76	76
	4,156	3,944
Other liabilities	1,232	1,279
Regulatory liabilities (Note 5)	1,548	1,691
Deferred income taxes	3,323	3,263
Long-term debt (Note 6)	20,277	20,817
Capital lease and finance obligations	451	460
	30,987	31,454
Shareholders’ equity
Common shares (1) (Note 7)	11,340	10,762
Preference shares	1,623	1,623
Additional paid-in capital	12	12
Accumulated other comprehensive income	653	745
Retained earnings	1,583	1,455
Total Fortis Inc. shareholders’ equity	15,211	14,597
Non-controlling interests	1,851	1,853
	17,062	16,450
	$48,049	$47,904

(1) No par value. Unlimited authorized shares; 415.6 million and 401.5 million issued and outstanding as at March 31, 2017 and December 31, 2016, respectively

Commitments and Contingencies (Note 17)

See accompanying Notes to Interim Consolidated Financial Statements

F - 2

Fortis Inc.
Consolidated Statements of Earnings (Unaudited)
For the three months ended March 31
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended
	2017	2016

Revenue	$2,274	$1,772

Expenses
Energy supply costs	754	707
Operating	582	474
Depreciation and amortization	297	234
	1,633	1,415
Operating income	641	357
Other income (expenses), net (Note 10)	31	16
Finance charges (Note 11)	229	143
Earnings before income taxes	443	230
Income tax expense	106	42

Net earnings	$337	$188

Net earnings attributable to:
Non-controlling interests	$27	$7
Preference equity shareholders	16	19
Common equity shareholders	294	162
	$337	$188

Earnings per common share (Note 12)
Basic	$0.72	$0.57
Diluted	$0.72	$0.57

See accompanying Notes to Interim Consolidated Financial Statements

Fortis Inc.
Consolidated Statements of Comprehensive Income (Unaudited)
For the three months ended March 31
(in millions of Canadian dollars)
	Quarter Ended
	2017	2016

Net earnings	$337	$188

Other comprehensive (loss) income
Unrealized foreign currency translation losses, net of hedging activities and tax	(92)	(269)
Net change in available-for-sale investment, net of tax	—	3
	(92)	(266)
Comprehensive income	$245	$(78)
Comprehensive income attributable to:
Non-controlling interests	$27	$7
Preference equity shareholders	16	19
Common equity shareholders	202	(104)
	$245	$(78)

See accompanying Notes to Interim Consolidated Financial Statements

F - 3

Fortis Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the three months ended March 31
(in millions of Canadian dollars)
	Quarter Ended
	2017	2016

Operating activities
Net earnings	$337	$188
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation - capital assets	266	209
Amortization - intangible assets	24	18
Amortization - other	7	7
Deferred income tax expense	72	2
Accrued employee future benefits	1	13
Equity component of allowance for funds used during construction (Note 10)	(17)	(7)
Other	22	21
Change in long-term regulatory assets and liabilities	(7)	2
Change in working capital (Note 13)	(164)	30
	541	483
Investing activities
Change in other assets and other liabilities	(24)	(8)
Capital expenditures - capital assets	(669)	(409)
Capital expenditures - intangible assets	(40)	(17)
Contributions in aid of construction	13	11
Proceeds on sale of assets	1	10
	(719)	(413)
Financing activities
Change in short-term borrowings	(613)	(32)
Proceeds from long-term debt, net of issue costs	388	—
Repayments of long-term debt and capital lease and finance obligations	(16)	(40)
Net borrowings under committed credit facilities	65	92
Advances from non-controlling interests	1	—
Issue of common shares to an institutional investor (Note 7)	500	—
Issue of common shares, net of costs and dividends reinvested	14	19
Dividends
Common shares, net of dividends reinvested	(98)	(77)
Preference shares	(16)	(19)
Subsidiary dividends paid to non-controlling interests	(17)	(9)
	208	(66)
Effect of exchange rate changes on cash and cash equivalents	(1)	(14)
Change in cash and cash equivalents	29	(10)
Cash and cash equivalents, beginning of period	269	242
Cash and cash equivalents, end of period	$298	$232

Supplementary Information to Consolidated Statements of Cash Flows (Note 13)

See accompanying Notes to Interim Consolidated Financial Statements

F - 4

Fortis Inc.
Consolidated Statements of Changes in Equity (Unaudited)
For the three months ended March 31
(in millions of Canadian dollars)
	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
	(Note 7)

As at January 1, 2017	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	310	27	337
Other comprehensive loss	—	—	—	(92)	—	—	(92)
Common share issues	578	—	(1)	—	—	—	577
Stock-based compensation	—	—	1	—	—	—	1
Advances from non-controlling interests	—	—	—	—	—	1	1
Foreign currency translation impacts	—	—	—	—	—	(13)	(13)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(17)	(17)
Dividends declared on common shares ($0.40 per share)	—	—	—	—	(166)	—	(166)
Dividends declared on preference shares	—	—	—	—	(16)	—	(16)
As at March 31, 2017	$11,340	$1,623	$12	$653	$1,583	$1,851	$17,062

As at January 1, 2016	$5,867	$1,820	$14	$791	$1,388	$473	$10,353
Net earnings	—	—	—	—	181	7	188
Other comprehensive loss	—	—	—	(266)	—	—	(266)
Common share issues	50	—	(2)	—	—	—	48
Stock-based compensation	—	—	1	—	—	—	1
Foreign currency translation impacts	—	—	—	—	—	(7)	(7)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(9)	(9)
Dividends declared on common shares ($0.375 per share)	—	—	—	—	(106)	—	(106)
Dividends declared on preference shares	—	—	—	—	(19)	—	(19)
As at March 31, 2016	$5,917	$1,820	$13	$525	$1,444	$464	$10,183

See accompanying Notes to Interim Consolidated Financial Statements

F - 5

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

1. DESCRIPTION OF BUSINESS

NATURE OF OPERATIONS

Fortis Inc. (“Fortis” or the “Corporation”) is principally an international electric and gas utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure, which is treated as a separate segment. The Corporation’s reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation.

The Corporation’s reportable segments and basis of segmentation is consistent with the Corporation’s 2016 annual audited consolidated financial statements.

REGULATED UTILITIES

The Corporation’s interests in regulated electric and gas utilities are as follows:

a.
Regulated Electric Transmission Utility - United States: Comprised of ITC Holdings Corp. (“ITC Holdings”) and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC, (collectively “ITC”). ITC was acquired by Fortis in October 2016, with Fortis owning 80.1% of ITC and an affiliate of GIC Private Limited owning a 19.9% minority interest.

b.
Regulated Electric & Gas Utilities - United States: Comprised of UNS Energy, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc. (“UNS Gas”), and Central Hudson Gas & Electric Corporation (“Central Hudson”).

c.	Regulated Gas Utility - Canadian: Represents FortisBC Energy Inc. (“FortisBC Energy”).

d.
Regulated Electric Utilities - Canadian: Comprised of FortisAlberta Inc. (“FortisAlberta”), FortisBC Inc. (“FortisBC Electric”), and Eastern Canadian Electric Utilities. Eastern Canadian Electric Utilities is comprised of Newfoundland Power Inc., Maritime Electric Company, Limited and FortisOntario Inc.

e.
Regulated Electric Utilities - Caribbean: Comprised of Caribbean Utilities Company, Ltd. (“Caribbean Utilities”), in which Fortis holds an approximate 60% controlling interest, two wholly owned utilities in the Turks and Caicos Islands, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively “Fortis Turks and Caicos”), and also includes the Corporation’s 33% equity investment in Belize Electricity Limited (“Belize Electricity”).

NON-REGULATED - ENERGY INFRASTRUCTURE

Non-Regulated - Energy Infrastructure is primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility (“Aitken Creek”) in British Columbia. Aitken Creek was acquired by Fortis in April 2016.

CORPORATE AND OTHER

The Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses.

F - 6

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial statements. As a result, these interim consolidated financial statements do not include all of the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Corporation’s 2016 annual audited consolidated financial statements. In management’s opinion, the interim consolidated financial statements include all adjustments that are of a recurring nature and necessary to present fairly the consolidated financial position of the Corporation.

Interim results will fluctuate due to the seasonal nature of electricity and gas demand, as well as the timing and recognition of regulatory decisions. Revenue is also affected by the cost of fuel and purchased power and the cost of natural gas, which are flowed through to customer without markup. Given the diversified nature of the Corporation’s subsidiaries, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

The preparation of the interim consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances.

Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation’s regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary they are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

An evaluation of subsequent events through May 1, 2017, the date these interim consolidated financial statements were approved by the Audit Committee of the Board of Directors, was completed to determine whether circumstances warranted recognition and disclosure of events or transactions in the interim consolidated financial statements as at March 31, 2017.

All amounts are presented in Canadian dollars unless otherwise stated.

These interim consolidated financial statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All significant inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 4.

These interim consolidated financial statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation’s 2016 annual audited consolidated financial statements, except as described below.

F - 7

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

New Accounting Policies

Simplifying the Test for Goodwill Impairment
Effective January 1, 2017, the Corporation adopted Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify the subsequent measurement of goodwill by eliminating step two in the current two-step goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The above-noted ASU was applied prospectively and did not impact the Corporation’s interim unaudited consolidated financial statements for the three months ended March 31, 2017.

3. FUTURE ACCOUNTING PRONOUNCEMENTS

The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board (“FASB”). The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers
ASU No. 2014-09 was issued in May 2014 and the amendments in this update create Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard clarifies the principles for recognizing revenue and can be applied consistently across various transactions, industries and capital markets. In 2016 a number of additional ASUs were issued that clarify implementation guidance in ASC Topic 606. This standard, and all related ASUs, is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted for annual and interim periods beginning after December 15, 2016. The Corporation has elected not to early adopt.

The new guidance permits two methods of adoption: (i) the full retrospective method, under which comparative periods would be restated, and the cumulative impact of applying the standard would be recognized as at January 1, 2017, the earliest period presented; and (ii) the modified retrospective method, under which comparative periods would not be restated and the cumulative impact of applying the standard would be recognized at the date of initial adoption, January 1, 2018. The Corporation expects to use the modified retrospective approach; however, it continues to monitor interpretative issues that remain outstanding. Any significant developments in interpretative issues could change the Corporation’s expected method of adoption.

The majority of the Corporation’s revenue is generated from energy sales to retail customers based on published tariff rates, as approved by the respective regulators, and from transmission services and is considered to be in the scope of ASU No. 2014-09. Fortis does not expect that the adoption of this standard, and all related ASUs, will have a material impact on the recognition of revenue; however, the Corporation does expect it will impact its required disclosures. Certain specific interpretative issues remain outstanding and the conclusions reached, if different than currently anticipated, could have a material impact on the Corporation’s consolidated financial statements and related disclosures. Fortis continues to closely monitor developments related to the new standard.

F - 8

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Recognition and Measurement of Financial Assets and Financial Liabilities
ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial asset. This update is effective for annual and interim periods beginning after December 15, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases
ASU No. 2016-02 was issued in February 2016 and the amendments in this update create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016 and the amendments in this update require entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for annual and interim periods beginning after December 15, 2019 and is to be applied on a modified retrospective basis. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, was issued in March 2017 and the amendments in this update require that an employer disaggregate the current service costs component of net benefit cost and present it in the same statement of earnings line item(s) as other employee compensation costs arising from services rendered. The other components of net benefit cost are required to be presented separately from the service cost component and outside of operating income. Additionally, the amendments allow only the service cost component to be eligible for capitalization when applicable. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively for the presentation of the net periodic benefit costs and prospectively, on and after the effective date, for the capitalization in assets of only the service cost component of net periodic benefit costs. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F - 9

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

4.    SEGMENTED INFORMATION
Information by reportable segment is as follows:

	REGULATED									NON-REGULATED
	United States			Canada						Energy		Inter-
Quarter Ended March 31, 2017		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Total	structure	and Other	eliminations	Total
Revenue	395	458	258	449	147	113	332	70	2,222	56	—	(4)	2,274
Energy supply costs	—	171	85	182	—	46	236	33	753	1	—	—	754
Operating expenses	112	147	110	72	52	23	35	10	561	13	12	(4)	582
Depreciation and amortization	54	66	17	50	49	16	23	14	289	8	—	—	297
Operating income (loss)	229	74	46	145	46	28	38	13	619	34	(12)	—	641
Other income (expenses), net	10	12	2	4	1	—	—	2	31	—	—	—	31
Finance charges	63	26	10	29	22	9	14	5	178	1	50	—	229
Income tax expense (recovery)	65	19	15	23	—	4	6	—	132	5	(31)	—	106
Net earnings (loss)	111	41	23	97	25	15	18	10	340	28	(31)	—	337
Non-controlling interests	20	—	—	—	—	—	—	2	22	5	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings (loss) attributable to common equity shareholders	91	41	23	97	25	15	18	8	318	23	(47)	—	294
Goodwill	8,167	1,837	600	913	227	235	67	188	12,234	27	—	—	12,261
Identifiable assets	9,923	7,067	2,597	5,263	3,913	1,924	2,358	1,163	34,208	1,532	159	(111)	35,788
Total assets	18,090	8,904	3,197	6,176	4,140	2,159	2,425	1,351	46,442	1,559	159	(111)	48,049
Gross capital expenditures	268	127	50	94	93	21	27	25	705	4	—	—	709

Quarter Ended March 31, 2016
($ millions)
Revenue	—	440	249	406	142	104	329	75	1,745	29	1	(3)	1,772
Energy supply costs	—	180	81	134	—	40	234	37	706	1	—	—	707
Operating expenses	—	153	104	71	48	22	35	12	445	7	25	(3)	474
Depreciation and amortization	—	67	16	50	45	14	22	13	227	7	—	—	234
Operating income (loss)	—	40	48	151	49	28	38	13	367	14	(24)	—	357
Other income (expenses), net	—	2	1	3	2	—	—	3	11	2	3	—	16
Finance charges	—	26	10	31	20	10	14	3	114	1	28	—	143
Income tax expense (recovery)	—	4	15	31	—	3	6	—	59	—	(17)	—	42
Net earnings (loss)	—	12	24	92	31	15	18	13	205	15	(32)	—	188
Non-controlling interests	—	—	—	—	—	—	—	3	3	4	—	—	7
Preference share dividends	—	—	—	—	—	—	—	—	—	—	19	—	19
Net earnings (loss) attributable to common equity shareholders	—	12	24	92	31	15	18	10	202	11	(51)	—	162
Goodwill	—	1,794	585	913	227	235	67	184	4,005	—	—	—	4,005
Identifiable assets	—	6,529	2,437	5,066	3,638	1,888	2,265	1,027	22,850	1,052	236	(127)	24,011
Total assets	—	8,323	3,022	5,979	3,865	2,123	2,332	1,211	26,855	1,052	236	(127)	28,016
Gross capital expenditures	—	120	58	87	79	19	28	22	413	13	—	—	426

F - 10

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2017 and 2016.

Inter-company balances and inter-company transactions, including any related inter-company profit, are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. The significant inter-company transactions are summarized in the following table.

	Quarter Ended
	March 31
($ millions)	2017	2016
Sale of capacity from Waneta Expansion to FortisBC Electric (Note 18)	16	15
Sale of energy from Belize Electric Company Limited to Belize Electricity	7	8
Lease of gas storage capacity from Aitken Creek to FortisBC Energy	8	—

As at March 31, 2017, accounts receivable on the Corporation’s consolidated balance sheet included approximately $9 million due from Belize Electricity (December 31, 2016 - $16 million), in which Fortis holds a 33% equity investment.

From time to time, the Corporation provides short-term financing to certain of its subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements, bearing interest at rates that approximate the Corporation’s cost of short-term borrowing, and provides long-term financing to certain of its subsidiaries, bearing interest at rates that approximate the Corporation’s cost of long-term debt. There were no inter-segment loans outstanding as at March 31, 2017 and December 31, 2016 and there was no interest charged for the three months ended March 31, 2017 (less than $1 million for the three months ended March 31, 2016).

5. REGULATORY ASSETS AND LIABILITIES
A summary of the Corporation’s regulatory assets and liabilities is provided below. For a detailed description of the nature of the Corporation’s regulatory assets and liabilities, refer to Note 8 to the Corporation’s 2016 annual audited consolidated financial statements.

	As at
	March 31,	December 31,
($ millions)	2017	2016
Regulatory assets
Deferred income taxes	1,259	1,260
Employee future benefits	563	576
Deferred energy management costs	187	178
Rate stabilization accounts	180	183
Deferred lease costs	106	97
Manufactured gas plant site remediation deferral	84	107
Deferred operating overhead costs	82	78
Natural gas for transportation incentives	36	40
Other regulatory assets	423	414
Total regulatory assets	2,920	2,933
Less: current portion	(325)	(313)
Long-term regulatory assets	2,595	2,620

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

	As at
	March 31,	December 31,
($ millions)	2017	2016
Regulatory liabilities
Non-asset retirement obligation removal cost provision	1,216	1,194
Rate stabilization accounts	217	230
Return on equity refund liability	187	346
Electric and gas moderator account	65	71
Renewable energy surcharge	56	53
Energy efficiency liability	56	49
Employee future benefits	39	42
Other regulatory liabilities	191	198
Total regulatory liabilities	2,027	2,183
Less: current portion	(479)	(492)
Long-term regulatory liabilities	1,548	1,691

6. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2017	2016
Long-term debt	20,485	20,246
Long-term classification of credit facility borrowings (Note 15)	1,030	973
Total long-term debt (Note 14)	21,515	21,219
Less: Deferred financing costs and debt discounts	(148)	(151)
Less: Current installments of long-term debt	(1,090)	(251)
	20,277	20,817

In March 2017 ITC entered into 1-year and 2-year unsecured term loan credit agreements at floating interest rates of a one-month LIBOR plus a spread of 0.90% and 0.65%, respectively. As at March 31, 2017, borrowings under the term loan credit agreements were US$200 million and US$50 million, respectively, representing the maximum amounts available under the agreements. The net proceeds from these borrowings were used to repay credit facility borrowings and for general corporate purposes.

In March 2017 Caribbean Utilities issued 15-year US$40 million 3.90% unsecured notes. The net proceeds from the offering were used to finance capital expenditures and repay short-term borrowings.

In April 2017 ITC issued 30-year US$200 million 4.16% secured first mortgage bonds. The net proceeds from the issuance was used to repay credit facility borrowings and for general corporate purposes.

F - 12

FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

7. COMMON SHARES

Common shares issued during the period were as follows.

	Quarter Ended
	March 31, 2017
	Number
	of Shares	Amount
	(in thousands)	($ millions)
Balance, beginning of period	401,486	10,762
Private Offering	12,195	500
Dividend Reinvestment Plan	1,504	63
Stock Option Plans	236	8
Employee Share Purchase Plan	140	6
Consumer Share Purchase Plan	8	1
Conversion of Convertible Debentures	2	—
Balance, end of period	415,571	11,340

Private Offering

In March 2017 Fortis issued approximately 12.2 million common shares to an institutional investor, representing share consideration of $500 million at a price of $41.00 per share. The net proceeds were used to repay short-term borrowings (Note 15).

8. STOCK-BASED COMPENSATION PLANS

For the three months ended March 31, 2017, stock‑based compensation expense of approximately $12 million was recognized ($9 million for the three months ended March 31, 2016).

Stock Options

In February 2017 the Corporation granted 774,924 options to purchase common shares under its 2012 Stock Option Plan (“2012 Plan”) at the five‑day volume weighted average trading price immediately preceding the date of grant of $42.36. The options granted under the 2012 Plan are exercisable for a period not to exceed ten years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four‑year period on each anniversary of the date of grant. Directors are not eligible to receive grants of options under the 2012 Plan.

The fair value of each option granted was $3.22 per option. The fair value was estimated at the date of grant using the Black‑Scholes fair value option‑pricing model and the following assumptions:

Dividend yield (%)	3.8
Expected volatility (%)	16.1
Risk-free interest rate (%)	1.2
Weighted average expected life (years)	5.6

Directors’ Deferred Share Unit Plan

In January 2017, 8,351 Deferred Share Units (“DSUs”) were granted to the Corporation’s Board of Directors, representing the first quarter equity component of the Directors’ annual compensation and, where opted, their first quarter component of annual retainers in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. The DSUs are fully vested at the date of grant.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Performance Share Unit Plans

In the first quarter of 2017, the Corporation granted 720,316 Performance Share Units (“PSUs”) to senior management of the Corporation and its subsidiaries, with the exception of ITC where PSUs were granted to all employees. The Corporation’s PSU Plans represent a component of long‑term compensation. Each PSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting and performance period, at which time a cash payment may be made. Each PSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. As at March 31, 2017, the estimated payout percentages for the grants under the 2013 and 2015 PSU Plans ranged from 90% to 113%.

Restricted Share Unit Plans

In the first quarter of 2017, the Corporation granted 329,468 Restricted Share Units (“RSUs”) to senior management of the Corporation and its subsidiaries, with the exception of ITC where RSUs were granted to all employees. The Corporation’s RSU Plan represents a component of long‑term compensation. Each RSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting period, at which time a cash payment may be made. Each RSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit (“OPEB”) plans for qualifying employees. The net benefit cost of providing the defined benefit pension and OPEB plans is detailed in the following tables.

	Quarter Ended March 31
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2017	2016	2017	2016
Components of net benefit cost:
Service costs	19	16	7	4
Interest costs	29	27	6	6
Expected return on plan assets	(38)	(36)	(3)	(3)
Amortization of actuarial losses	11	12	—	—
Amortization of past service credits/plan amendments	—	—	(3)	(3)
Regulatory adjustments	—	2	1	2
Net benefit cost	21	21	8	6

For the three months ended March 31, 2017, the Corporation expensed $11 million ($8 million for the three months ended March 31, 2016) related to defined contribution pension plans.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

10. OTHER INCOME (EXPENSES), NET

	Quarter Ended
	March 31
($ millions)	2017	2016
Equity component of allowance for funds used during construction (“AFUDC”)	17	7
Interest income	4	2
Equity income - Belize Electricity	1	2
Other	9	5
	31	16

11. FINANCE CHARGES

	Quarter Ended
	March 31
($ millions)	2017	2016
Interest:
Long-term debt and capital lease and finance obligations	233	145
Short-term borrowings	5	2
Acquisition credit facilities	—	4
Debt component of AFUDC	(9)	(8)
	229	143

12. EARNINGS PER COMMON SHARE

The Corporation calculates earnings per common share (“EPS”) on the weighted average number of common shares outstanding. Diluted EPS is calculated using the treasury stock method for options and the “if-converted” method for convertible securities.

EPS was as follows.

	Quarter Ended March 31
	2017			2016
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	294	406.2	$0.72	162	282.4	$0.57
Effect of potential dilutive securities:
Stock Options	—	0.7		—	0.6
Preference Shares	—	—		2	5.6
Diluted EPS	294	406.9	$0.72	164	288.6	$0.57

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

13. SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31
($ millions)	2017	2016
Change in working capital:
Accounts receivable and other current assets	(13)	63
Prepaid expenses	1	(17)
Inventories	51	51
Regulatory assets - current portion	(23)	7
Accounts payable and other current liabilities	(6)	(69)
Regulatory liabilities - current portion	(174)	(5)
	(164)	30

Non-cash investing and financing activities:
Additions to capital assets and intangible assets included in current and long-term liabilities	260	126
Common share dividends reinvested	62	29
Contributions in aid of construction included in current assets	11	4
Exercise of stock options into common shares	1	2

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are defined as follows:

Level 1:    Fair value determined using unadjusted quoted prices in active markets;
Level 2:    Fair value determined using pricing inputs that are observable; and

Level 3:	Fair value determined using unobservable inputs only when relevant observable inputs are not available.

The fair values of the Corporation’s financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation’s future consolidated earnings or cash flows.

The following table presents, by level within the fair value hierarchy, the Corporation’s assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement and there were no transfers between the levels in the periods presented. For derivative instruments, the Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

		As at
	Fair value	March 31,	December 31,
($ millions)	hierarchy	2017	2016
Assets
Energy contracts subject to regulatory deferral (1) (2) (3)	Levels 1/2/3	11	19
Energy contracts not subject to regulatory deferral (1) (2)	Level 3	2	3
Interest rate swaps - cash flow hedges (4)	Level 2	11	11
Other investments (5)	Level 1	71	69
Total gross assets		95	102
Less: Counterparty netting not offset on the balance sheet (6)		(8)	(9)
Total net assets		87	93

Liabilities
Energy contracts subject to regulatory deferral (1) (2) (7)	Levels 2/3	43	26
Energy contracts not subject to regulatory deferral (1)	Level 2	1	9
Interest rate swaps - cash flow hedges (4)	Level 2	4	3
Total gross liabilities		48	38
Less: Counterparty netting not offset on the balance sheet (6)		(8)	(9)
Total net liabilities		40	29

(1)
The fair value of the Corporation’s energy contracts is recognized in accounts receivable and other current assets, long-term other assets, accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(2)
Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impacts of changes in fair value are subject to regulatory recovery, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(3)	As at March 31, 2017, includes - $8 million - level 2 and $3 million - level 3 (December 31, 2016 - $1 million -level 1, $13 million - level 2 and $5 million - level 3)

(4)	The fair value of the Corporation’s interest rate swaps is recognized in accounts receivable and other current assets, accounts payable and other current liabilities and long-term other liabilities.

(5)	Included in long-term other assets on the consolidated balance sheet.

(6)	Certain energy contracts are subject to legally enforceable master netting arrangements to mitigate credit risk and are netted by counterparty where the intent and legal right to offset exists.

(7)	As at March 31, 2017, includes $29 million - level 2 and $14 million - level 3 (December 31, 2016 - $21 million - level 2 and $5 million - level 3).

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments is the estimate of the amounts that the Corporation would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission and line losses. UNS Energy also considers the impact of counterparty credit risk using current and historical default and recovery rates, as well as its own credit risk using credit default swap data.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price for the defined commodities. The fair value of the swap contracts was calculated using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and fixed price financial swaps to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on published market prices and forward curves for natural gas.

As at March 31, 2017, these energy contract derivatives were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recognized in earnings. As at March 31, 2017, unrealized losses of $33 million (December 31, 2016 - $19 million) were recognized in regulatory assets and unrealized gains of $1 million (December 31, 2016 - $12 million) were recognized in regulatory liabilities (Note 5).

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds long-term wholesale trading contracts that qualify as derivative instruments. The unrealized gains and losses on these derivative instruments are recognized in earnings, as they do not qualify for regulatory deferral. Ten percent of any realized gains on these contracts are shared with customers through UNS Energy’s rate stabilization accounts.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. The fair value of the gas swap contracts was calculated using forward pricing provided by third parties. The unrealized gains and losses on these derivative instruments are recognized in earnings.

Interest Rate Swaps - Cash Flow Hedges
As at March 31, 2017, ITC held forward-starting interest rate swaps, effective December 2017 and January 2018, with notional amounts totalling US$200 million and 10-year original terms. The agreements include a mandatory early termination provision and will be terminated no later than the effective dates. The interest rate swaps manage the interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the refinancing of maturing US$385 million long-term debt due in January 2018.

UNS Energy holds an interest rate swap, expiring in 2020, to mitigate its exposure to volatility in variable interest rates on capital lease obligations.

The unrealized gains and losses on cash flow hedges are recognized in other comprehensive income and reclassified to earnings as a component of interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $5 million. Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation’s consolidated statement of cash flows.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Volume of Derivative Activity

As at March 31, 2017, the following notional volumes related to electricity and natural gas derivatives that are expected to be settled are outlined below.

	Maturity	Contracts						There-after
Volume (1)	(year)	(#)	2017	2018	2019	2020	2021
Energy contracts subject to regulatory deferral:
Electricity swap contracts (GWh)	2019	5	712	687	438	—	—	—
Electricity power purchase contracts (GWh)	2018	43	1,246	62	—	—	—	—
Gas swap contracts (PJ)	2020	109	27	21	9	1	—	—
Gas supply contract premiums (PJ)	2024	173	80	45	31	28	22	43
Energy contracts not subject to regulatory deferral:
Long-term wholesale trading contracts (GWh)	2018	20	1,177	108	—	—	—	—
Gas swap contracts (PJ)	2017	67	6	—	—	—	—	—

(1)	GWh means gigawatt hours and PJ means petajoules

Financial Instruments Not Carried At Fair Value

The following table discloses the estimated fair value measurements of the Corporation’s financial instruments not carried at fair value. The fair values were measured using Level 2 pricing inputs, except as noted. The carrying values of the Corporation’s consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows.

	As at
	March 31, 2017		December 31, 2016
($ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt, including current portion (Note 6) (1)	21,515	23,014	21,219	22,523
Waneta Partnership promissory note (2)	60	62	59	61

(1)
The Corporation’s $200 million unsecured debentures due 2039, $500 million unsecured senior notes due 2023, and consolidated borrowings under credit facilities classified as long-term debt of $1,030 million (December 31, 2016 - $973 million) are valued using Level 1 inputs. All other long-term debt is valued using Level 2 inputs.

(2)	Included in long-term other liabilities on the consolidated balance sheet.

The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

15. FINANCIAL RISK MANAGEMENT

The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments in the normal course of business.

Credit risk	Risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument.

Liquidity risk	Risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Market risk
Risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. The Corporation is exposed to foreign exchange risk, interest rate risk and commodity price risk.

Credit Risk

For cash equivalents, trade and other accounts receivable, and long-term other receivables, the Corporation’s credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as a result of approximately 70% of its revenue being derived from three primary customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC also reduces its exposure to credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. As at March 31, 2017, FortisAlberta’s gross credit risk exposure was approximately $127 million, representing the projected value of retailer billings over a 37-day period. The Company has reduced its exposure to $2 million by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy and Aitken Creek may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by mostly dealing with counterparties that have investment‑grade credit ratings. At UNS Energy, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

Liquidity Risk

The Corporation’s consolidated financial position could be adversely affected if it, or one of its subsidiaries, fails to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt. The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the consolidated results of operations and financial position of the Corporation and its subsidiaries, conditions in capital and bank credit markets, ratings assigned by rating agencies and general economic conditions.

To help mitigate liquidity risk, the Corporation and its regulated utilities have secured committed credit facilities to support short-term financing of capital expenditures, seasonal working capital requirements, and for general corporate purposes. In addition to its credit facilities, ITC uses commercial paper to finance its short-term cash requirements, and may use credit facility borrowings, from time to time, to repay borrowings under its commercial paper program.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

The Corporation’s committed corporate credit facility is used for interim financing of acquisitions and for general corporate purposes. Depending on the timing of cash payments from subsidiaries, borrowings under the Corporation’s committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. As at March 31, 2017, over the next five years, average annual consolidated fixed-term debt maturities and repayments are expected to be approximately $740 million. The combination of available credit facilities and reasonable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

As at March 31, 2017, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.4 billion, of which approximately $3.8 billion was unused, including $909 million unused under the Corporation’s committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $5.0 billion of the total credit facilities are committed facilities with maturities ranging from 2017 through 2021.

The following summary outlines the credit facilities of the Corporation and its subsidiaries.

			As at
	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2017	2016
Total credit facilities (1)	4,061	1,385	5,446	5,976
Credit facilities utilized:
Short-term borrowings (1) (2)	(543)	(2)	(545)	(1,155)
Long-term debt (Note 6) (3)	(640)	(390)	(1,030)	(973)
Letters of credit outstanding	(68)	(51)	(119)	(119)
Credit facilities unused (1)	2,810	942	3,752	3,729

(1)
Total credit facilities and short-term borrowings as at March 31, 2017 include $179 million (US$135 million) outstanding under ITC’s commercial paper program (December 31, 2016 - $195 million (US$145 million)). Outstanding commercial paper does not reduce available capacity under the Corporation’s consolidated credit facilities.

(2)	The weighted average interest rate on short-term borrowings was approximately 1.4% as at March 31, 2017 (December 31, 2016 - 1.7%).

(3)
As at March 31, 2017, credit facility borrowings classified as long-term debt included $123 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2016 - $61 million). The weighted average interest rate on credit facility borrowings classified as long‑term debt was approximately 2.0% as at March 31, 2017 (December 31, 2016 - 1.8%).

As at March 31, 2017 and December 31, 2016, certain borrowings under the Corporation’s and subsidiaries’ long-term committed credit facilities were classified as long-term debt. It is management’s intention to refinance these borrowings with long-term permanent financing during future periods. The only significant change in credit facilities from that disclosed in the Corporation’s 2016 annual audited consolidated financial statements is as follows.

In March 2017 the Corporation repaid short-term borrowings using net proceeds from the issuance of common shares (Note 7).

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

The Corporation and its currently rated utilities target investment-grade credit ratings to maintain capital market access at reasonable interest rates. As at March 31, 2017, the Corporation’s credit ratings were as follows.

Rating Agency	Credit Rating	Type of Rating	Outlook
Standard & Poor’s	A-	Corporate	Stable
	BBB+	Unsecured debt	Stable
DBRS	BBB (high)	Unsecured debt	Stable
Moody’s Investor Service	Baa3	Issuer	Stable
	Baa3	Unsecured debt	Stable

The above-noted credit ratings reflect the Corporation’s low business-risk profile and diversity of its operations, the stand-alone nature and financial separation of each of the regulated subsidiaries of Fortis, and the level of debt at the holding company.

Market Risk

Foreign Exchange Risk
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and BECOL is the US dollar. The Corporation’s earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation’s foreign subsidiaries’ earnings.

As at March 31, 2017, the Corporation’s corporately issued US$3,496 million (December 31, 2016 - US$3,511 million) long-term debt had been designated as an effective hedge of a portion of the Corporation’s foreign net investments. As at March 31, 2017, the Corporation had approximately US$7,386 million (December 31, 2016 ‑ US$7,250 million) in foreign net investments that were unhedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation’s corporately issued US dollar‑denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

As a result of the acquisition of ITC, consolidated earnings and cash flows of Fortis are impacted to a greater extent by fluctuations in the US dollar-to-Canadian dollar exchange rate. On an annual basis, it is estimated that a 5 cent increase or decrease in the US dollar relative to the Canadian dollar exchange rate of US$1.00=CAD$1.33 as at March 31, 2017 would increase or decrease earnings per common share of Fortis by approximately 7 cents. Management will continue to hedge future exchange rate fluctuations related to the Corporation’s foreign net investments and US dollar‑denominated earnings streams, where appropriate, through future US dollar‑denominated borrowings, and will continue to monitor the Corporation’s exposure to foreign currency fluctuations on a regular basis.

Interest Rate Risk
The Corporation and most of its subsidiaries are exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and the refinancing of long-term debt. The Corporation and its subsidiaries may enter into interest rate swap agreements to help reduce this risk (Note 14).

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Commodity Price Risk
UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market price of electricity and gas. FortisBC Energy is exposed to commodity price risk associated with changes in the market price of gas. The risks have been reduced by entering into derivative contracts that effectively fix the price of natural gas, power and electricity purchases. Aitken Creek is exposed to commodity price risk associated with changes in the market price of gas and enters into derivative contracts to manage the financial risk posed by physical transactions. These derivative instruments are recorded on the consolidated balance sheet at fair value and any change in the fair value is deferred as a regulatory asset or liability, as permitted by the regulators, for recovery from, or refund to, customers in future rates, except at Aitken Creek where the changes in fair value are recorded in earnings (Note 14).

16. BUSINESS ACQUISITIONS

As at March 31, 2017, the purchase price allocation related to ITC, acquired on October 14, 2016, remains preliminary pending final assessment of fair value estimates, income taxes, consideration transferred, and identification of assets and liabilities.

During the first quarter of 2017, the purchase price allocation related to Aitken Creek, acquired on April 1, 2016, was finalized with no material adjustments.

17. COMMITMENTS AND CONTINGENCIES

There were no material changes in the nature and amount of the Corporation’s commitments from those disclosed in the Corporation’s 2016 annual audited consolidated financial statements.

The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. The following describes the nature of the Corporation’s contingencies.

Central Hudson
Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,364 asbestos cases have been raised, 1,175 remained pending as at March 31, 2017. Of the cases no longer pending against Central Hudson, 2,033 have been dismissed or discontinued without payment by the Company, and Central Hudson has settled the remaining 156 cases. The Company is presently unable to assess the validity of the outstanding asbestos lawsuits; however, based on information known to Central Hudson at this time, including the Company’s experience in the settlement and/or dismissal of asbestos cases, Central Hudson believes that the costs that may be incurred in connection with the remaining lawsuits will not have a material effect on its financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the consolidated financial statements.

FHI
In April 2013 FHI and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band (“Band”). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band’s use and enjoyment of reserve lands. In May 2016 the Federal Court entered a decision dismissing the Coldwater Band’s application for judicial review of the ministerial consent. The Band has appealed that decision. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

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FORTIS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2017 and 2016 (unless otherwise stated) (Unaudited)

Fortis and ITC
Following announcement of the acquisition of ITC in February 2016, complaints which named Fortis and other defendants were filed in the Oakland County Circuit Court in the State of Michigan (“Superior Court”) and the United States District Court in and for the Eastern District of Michigan. The complaints generally allege, among other things, that the directors of ITC breached their fiduciary duties in connection with the merger agreement and that ITC, Fortis, FortisUS Inc. and Element Acquisition Sub Inc. aided and abetted those purported breaches. The complaints seek class action certification and a variety of relief including, among other things, unspecified damages, and costs, including attorneys’ fees and expenses. In July 2016 the federal actions were voluntarily dismissed by the federal plaintiffs. The federal plaintiffs reserved the right to make certain other claims, and ITC and the individual members of the ITC board of directors reserved the right to oppose any such claim. In June 2016 the Superior Court granted a motion for summary disposition dismissing the aiding and abetting claims asserted against Fortis, FortisUS Inc. and Element Acquisition Sub Inc. In January 2017 the Superior Court issued a revised scheduling order, which, among other things, requires the parties, including ITC, to complete discovery by May 2017, and set a trial date for September 2017. A hearing on the plaintiff’s motion for class certification was held in February 2017.

In March 2017 the parties reached an agreement in principle to settle the case, subject to formal documentation and court approval. The court stayed the matter, except for settlement-related proceedings, and scheduled a hearing on preliminary settlement approval for May 25, 2017. ITC Holdings does not expect the settlement, if approved, to have a significant impact on its financial condition or results of operations.

18. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with current period presentation. Acquisition-related expenses of $20 million were previously included in other income, net of expenses, on the consolidated statement of earnings and have been reclassified to operating expenses and finance charges totalling $16 million and $4 million, respectively. Related-party transactions for the sale of energy from the Waneta Expansion to FortisBC Electric totalling $15 million in the first quarter of 2016 were previously eliminated on consolidation. Fortis no longer eliminates related-party transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities and, as a result, revenue and energy supply costs each increased by $15 million (Note 4).

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